Richard D. Truesdell, Jr. +1 212 450 4674 richard.truesdell@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

January 22, 2025

Re:	Slide Insurance Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted on June 18, 2024

CIK No. 0001886428

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Att’n:	Katharine Garrett

Lory Empie

Aisha Adegbuyi

James Lopez

Ladies and Gentlemen:

On behalf of our client, Slide Insurance Holdings, Inc., a Delaware corporation (the “Company” or “Slide”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886428) (the “Registration Statement”) contained in the Staff’s letter dated September 20, 2024, as supplemented by the Staff’s letter dated September 24, 2024. The Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 4”) together with this response letter. Submission No. 4 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 4 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 4.

Draft Registration Statement on Form S-1

General

1.

We note your response to prior comment 2 that you are “under contract” to acquire Pawtucket Insurance Company from a subsidiary of Heritage Insurance Holdings, Inc. We also note a PR Newswire article, “Heritage Announces Strategic InsurTech Partnership with Slide,” dated November 26, 2021, which discusses what appears to be a similar transaction, including a 6% ownership as well as transfers of Pawtucket and various licenses and software. With a view towards clarifying disclosure in the registration statement regarding the intended transaction and the company’s plans to grow geographically in the Atlantic coastal specialty markets, please explain to us the terms of the contract, as referenced.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 6 of Submission No. 4.

CONFIDENTIAL

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-28

2.

We note your response to prior comment 8, which explains that your policy acquisitions generally do not meet the definition of a business combination. Further, you note that the acquired policies are subsequently accounted for following the general revenue recognition policy disclosed on page F-35 of the amended draft registration statement. Please tell us how you initially recognize and measure the acquired policies, such as an explanation of any contractual assets or liabilities that are recognized as part of the acquired policies and how they are measured. Please revise your disclosure as appropriate and tell us the authoritative guidance upon which you relied.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-8 and F-29 of Submission No. 4.

The Company considered the Citizens assumed policies as reinsurance accounting as indicated by the ASC 944-20-20 definition of reinsurance includes “[a]ssumption or novation reinsurance contracts that are legal replacements of one insurer by another extinguish the ceding entity’s liability to the policyholder”. Further, guidance at ASC 944-20-15-37a. indicates reinsurance accounting applies to any “transaction…whose individual terms indemnify an insurer against loss or liability relating to insurance risk. That is, all contracts, including contracts that may not be structured or described as reinsurance, shall be accounted for as reinsurance if those conditions are met.”

The Citizens policies assumed are short-duration contracts under ASC 944 as the original and remaining policy periods is one year or less. The Company meets the conditions of ASC 944-20-15-41 as it completely assumes the insurance risk of the policy going forward with the policyholder, and as such the Company has risk of significant loss as it has assumed all aspects of the policy going forward.

ASC 944 is generally silent on the accounting for an assumed reinsurance contract. ASC 944-20-05-3 simply notes: “Four methods of premium revenue and contract liability recognition for insurance contracts have developed: short-duration contract accounting and three methods of long-duration contract accounting…. Generally, the four methods reflect the nature of the insurance entity’s obligations and policyholder rights under the provisions of the contract.” The Company views assuming insurance risk from another insurer or from non-insurers is economically the same, and thus would follow the same short-duration contract accounting as its direct written premiums. The Company accounts for the unearned premium pro rata over the remaining policy period as discussed in its Note 1 “Revenue Recognition” section, similar to direct written premiums. The Company believes its treatment is reasonable based on analogy to the following guidance:

•

ASC 944-30-35-52 provides the following for contract modifications: “Similar to traditional long-duration contracts as discussed beginning in paragraph 944-30-35-46 a revision to a short-duration contract is viewed as a prospective revision with future recognition of unearned premium and amortization of unamortized deferred acquisition costs adjusted, accordingly, on a prospective basis.” This is consistent with the Company’s accounting for the Citizens assumed premiums, noting there are no deferred acquisition costs or payments by the Company to Citizens to amortize.

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CONFIDENTIAL

•

ASC 944-30-35-53 similarly provides: “Consistent with the guidance in paragraphs 944-30-35-1A and 944-605-25-1, unearned premium is recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided, amortization of deferred acquisition costs continues to be recognized in proportion to the premium recognized.”

•

ASC 944-605-35-8 for ceding entities provides: “Prepaid reinsurance premiums recognized under paragraph 944-605-25-20 shall be amortized over the remaining contract period in proportion to the amount of insurance protection provided.” The Company believes it is reasonable that as the assuming entity, it would similarly recognize the unearned premiums assumed in a similar manner.

Fair Value of Financial Assets and Liabilities, page F-43

3.

We note your tabular disclosure on page F-44, which includes an interest rate swap liability classified as a Level 3 fair value measurement as of December 31, 2023. We also note your disclosure on page F-45 that the Company does not have any Level 3 assets or liabilities. Please revise your disclosure, here as well as in the relevant note to the financial statements for the six months ended June 30, 2024, to consistently describe your Level 3 assets and liabilities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-14 and F-45 of Submission No. 4.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4674 (richard.truesdell@davispolk.com) or Joseph S. Payne at (212) 450-3378 (joseph.payne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc:	Bruce Lucas, Slide Insurance Holdings, Inc.

Jesse Schalk, Slide Insurance Holdings, Inc.

Joseph S. Payne, Davis Polk & Wardwell LLP

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

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